                                UNITED STATES                   OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION        ------------
                            Washington, D.C. 20549         OMB Number: 3235-0058
                                                           Expires: May 31, 1997
                                 FORM 12b-25               Estimated average
                                                           burden hours per
                                                           response.........2.50

                          NOTIFICATION OF LATE FILING          SEC File Number
                                                                    1-6687

                                                                 Cusip Number
                                                                    479368

(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K  [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended:
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- --------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Johnston Industries, Inc.
- --------------------------------------------------------------------------------
Full Name of Registrant

N/A
- --------------------------------------------------------------------------------
Former Name if Applicable

105 13th Street
- --------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

Columbus, Georgia 31901
- --------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

  X      (a)     The reasons described in reasonable detail in Part III of this
  -              form could not be eliminated without unreasonable effort or expense;

  X      (b)     The subject annual report, semi-annual report, transition
  -              report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  X      (c)     The accountant's statement or other exhibit required by Rule
  -              12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)


See Attachment A.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               John W. Johnson             706                 641-3148
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         X  Yes      No
         -        -
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes      No
                                       -        -
         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

See Attachment A.
- --------------------------------------------------------------------------------

                          Johnston Industries, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   May 13, 1996                 By  /s/ John W. Johnson
    -----------------------------     -----------------------------------------
                                            John W. Johnson
                                      Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                  ATTACHMENT A

         The quarterly report of Johnston Industries, Inc. (the "Company") on Form 10-Q cannot be timely filed, without unreasonable effort and expense, because the Company requires additional time to properly prepare audited financial statements for the period due to, among other things, its recent acquisition of the outstanding minority interest in Jupiter National, Inc. The Company represents that the reasons for its inability to timely file its Form 10-Q could not be eliminated without unreasonable effort or expense.





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                   JOHNSTON INDUSTRIES, INC. AND SUBSIDIARIES
            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                                  FOR THE THREE MONTHS
                                                                                      ENDED MARCH 30

                                                                                  1996               1995
                                                                                  ----               ----
NET SALES                                                                     $ 84,030           $ 90,536

COSTS AND EXPENSES:
COST OF SALES, EXCLUDING DEPRECIATION AND AMORTIZATION                          68,757             72,545
SELLING, GENERAL AND ADMINISTRATIVE                                              6,553              6,692
RESTRUCTURING CHARGES                                                            2,252

DEPRECIATION AND AMORTIZATION                                                    4,612              4,094
                                                                              --------           --------

TOTAL COSTS AND EXPENSES                                                        82,174             83,331
                                                                              --------           --------

INCOME (LOSS) FROM OPERATIONS                                                    1,856              7,205
OTHER EXPENSES (INCOME):
INTEREST EXPENSE                                                                 2,302              2,119
INTEREST INCOME                                                                    (23)               (25)
OTHER - NET                                                                        145                134
                                                                              --------           --------
         TOTAL OTHER EXPENSES                                                    2,424              2,228
                                                                              --------           --------

EQUITY IN EARNINGS (LOSS) OF EQUITY INVESTMENTS                                   --                 (117)
                                                                              --------           --------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAX PROVISION,
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY, AND EXTRAORDINARY ITEM              (568)             4,860

PROVISION (BENEFIT) FOR INCOME TAXES                                              (647)             2,001

INCOME (LOSS) OF MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY
FROM CONTINUING OPERATIONS                                                       1,200               (331)
INCOME (LOSS) IN MINORITY INTEREST OF SUBSIDIARIES
                                                                              --------           --------

INCOME FROM CONTINUING OPERATIONS                                                1,279              2,528

DISCONTINUED OPERATIONS:

INCOME FROM DISCONTINUED OPERATIONS OF JUPITER NATIONAL (LESS
APPLICABLE INCOME TAXES OF $4,268 AND $245, RESPECTIVELY) NET
OF MINORITY INTEREST IN INCOME OF $1,083 AND $183, RESPECTIVELY                  2,448                105

LOSS ON DISPOSAL OF JUPITER NATIONAL, INCLUDING PROVISION OF
$300 FOR OPERATING LOSSES DURING PHASE-OUT PERIOD (LESS
APPLICABLE INCOME TAX BENEFIT OF $2,801)                                        (1,479)                --
                                                                              --------           --------

INCOME FROM DISCONTINUED OPERATIONS                                                969                105
                                                                              --------           --------

EXTRAORDINARY ITEM, (LESS APPLICABLE INCOME TAXES OF $323), -
LOSS ON EARLY EXTINGUISHMENT OF DEBT                                               527                 --
                                                                              --------           --------

NET INCOME                                                                    $  1,721           $  2,633

PREFERRED DIVIDENDS                                                                  2
                                                                              --------           --------

EARNINGS APPLICABLE TO COMMON STOCK                                           $  1,719           $  2,633
                                                                              ========           ========

EARNINGS (LOSS) PER SHARE:

CONTINUING OPERATIONS                                                         $    .12           $    .24

DISCONTINUED OPERATIONS                                                            .09                .01

EXTRAORDINARY ITEM                                                                (.05)                --
                                                                              --------           --------

TOTAL                                                                         $   0.16           $    .25
                                                                              ========           ========

DIVIDENDS PER SHARE                                                           $   0.10           $    .10
                                                                              ========           ========

WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON EQUIVALENT
SHARES OUTSTANDING                                                            $ 10,642           $ 10,682
                                                                              ========           ========